Exhibit 99.1

Mines Richmont inc.

161, avenue Principale
Rouyn-Noranda, QC
J9X 4P6, CANADA

Tél. : 819 797-2465
Téléc. : 819 797-0166
www.richmont-mines.com

Rouyn-Noranda, May 27, 2016

VIA SEDAR

To: Autorité des marchés financiers
And to: The securities regulatory authority in each of the other provinces of Canada

Subject:	Richmont Mines Inc. (the “Corporation »)
English and French language versions of the Interim Consolidated Financial Statements (unaudited) of the Corporation for the three-month periods ended March 31, 2016 and 2015, together with the notes thereto (the “Interim Financial Statements”)

We hereby inform you that the Corporation has filed today on SEDAR revised English and French language versions of its Interim Financial Statements. These versions have been amended in order to remove the reference contained on the cover page of the financial statements indicating that the Interim Financial Statements have not been reviewed by the independent auditors of the Corporation.

Nicole Veilleux [signed]

Nicole Veilleux, CPA, CA
Vice-President, Finance